Exhibit 99.1

Weibo Announces Second Quarter 2024 Unaudited Financial Results

BEIJING, China – August 22, 2024 – Weibo Corporation (“Weibo” or the “Company”) (Nasdaq: WB and HKEX: 9898), a leading social media in China, today announced its unaudited financial results for the second quarter ended June 30, 2024.

“Our user engagement and operating efficiency have further improved this quarter,” said Gaofei Wang, CEO of Weibo. “On the user front, we emphasized on the acquisition and engagement of high quality users and saw improved user engagement this quarter. On the content front, we further optimized our content ecosystem through reinforcement of our core strength and solid execution of our vertical content strategy. On the monetization front, we are encouraged to see Weibo’s strength in hot trends and vertical content ecosystem has become the key driver of topline recovery. Underpinned by our stabilized overall business and consistent disciplined spending, our operating efficiency has improved this quarter.”

Second Quarter 2024 Highlights

•	Net revenues were US$437.9 million, a decrease of 1% year-over-year or an increase of 1% year-over-year on a constant currency basis [1].
•	Advertising and marketing revenues were US$375.3 million, a decrease of 3% year-over-year or a decrease of 1% year-over-year on a constant currency basis [1].
•	Value-added services (“VAS”) revenues were US$62.6 million, an increase of 15% year-over-year or an increase of 18% year-over-year on a constant currency basis [1].
•	Income from operations was US$135.4 million, representing an operating margin of 31%.
•	Net income attributable to Weibo’s shareholders was US$111.9 million and diluted net income per share was US$0.43.
•	Non-GAAP income from operations was US$157.6 million, representing a non-GAAP operating margin of 36%.
•	Non-GAAP net income attributable to Weibo’s shareholders was US$126.3 million and non-GAAP diluted net income per share was US$0.48.
•	Monthly active users (“MAUs”) were 583 million in June 2024.
•	Average daily active users (“DAUs”) were 256 million in June 2024.

[1] We define constant currency (non-GAAP) by assuming that the average exchange rate in the second quarter of 2024 had been the same as it was in the second quarter of 2023, or RMB7.03=US$1.00.

Second Quarter 2024 Financial Results

For the second quarter of 2024, Weibo’s total net revenues were US$437.9 million, a decrease of 1% compared to US$440.2 million for the same period last year.

Advertising and marketing revenues for the second quarter of 2024 were US$375.3 million, a decrease of 3% compared to US$385.7 million for the same period last year. Advertising and marketing revenues excluding advertising revenues from Alibaba were US$342.9 million, a decrease of 4% compared to US$358.9 million for the same period last year.

VAS revenues for the second quarter of 2024 were US$62.6 million, an increase of 15% year-over-year compared to US$54.6 million for the same period last year, primarily driven by the growth of revenues from membership services.

Costs and expenses for the second quarter of 2024 totaled US$302.5 million, a decrease of 5% compared to US$316.8 million for the same period last year. In addition to the foreign exchange impact, the decrease mainly resulted from lower personnel related costs.

Income from operations for the second quarter of 2024 was US$135.4 million, compared to US$123.5 million for the same period last year. Operating margin was 31%, compared to 28% last year. Non-GAAP income from operations was US$157.6 million, compared to US$153.8 million for the same period last year. Non-GAAP operating margin was 36%, compared to 35% last year.

Non-operating income for the second quarter of 2024 was US$11.4 million, compared to non-operating loss of US$13.8 million for the same period last year. Non-operating income for the second quarter of 2024 mainly included (i) net interest and other income of US$11.2 million; (ii) gain from fair value change of investments of US$9.3 million, which was excluded under non-GAAP measures; and (iii) impairment in equity investment of US$9.0 million, which was excluded under non-GAAP measures.

Income tax expenses for the second quarter of 2024 were US$33.3 million, compared to US$25.5 million for the same period last year. The increase was primarily due to withholding tax accrued related to earnings to be remitted to Weibo Hong Kong Limited from its wholly-owned subsidiary in China.

Net income attributable to Weibo’s shareholders for the second quarter of 2024 was US$111.9 million, compared to US$81.4 million for the same period last year. Diluted net income per share attributable to Weibo’s shareholders for the second quarter of 2024 was US$0.43, compared to US$0.34 for the same period last year. Non-GAAP net income attributable to Weibo’s shareholders for the second quarter of 2024 was US$126.3 million, compared to US$126.4 million for the same period last year. Non-GAAP diluted net income per share attributable to Weibo’s shareholders for the second quarter of 2024 was US$0.48, compared to US$0.53 for the same period last year.

As of June 30, 2024, Weibo’s cash, cash equivalents and short-term investments totaled US$2.8 billion. For the second quarter of 2024, cash provided by operating activities was US$132.1 million, capital expenditures totaled US$10.3 million, and depreciation and amortization expenses amounted to US$14.5 million.

Conference Call

Weibo’s management team will host a conference call from 7:00 AM to 8:00 AM Eastern Time on August 22, 2024 (or 7:00 PM to 8:00 PM Beijing Time on August 22, 2024) to present an overview of the Company's financial performance and business operations.

Participants who wish to dial in to the teleconference must register through the below public participant link. Dial in and instruction will be in the confirmation email upon registering.

Participants Registration Link: https://register.vevent.com/register/BI8263b36dae6d4ec0b241bfee48aa09d0

Additionally, a live and archived webcast of this conference call will available at http://ir.weibo.com.

Non-GAAP Financial Measures

This release contains the following non-GAAP financial measures: non-GAAP income from operations, non-GAAP net income attributable to Weibo’s shareholders, non-GAAP diluted net income per share attributable to Weibo’s shareholders and adjusted EBITDA. These non-GAAP financial measures should be considered in addition to, not as a substitute for, measures of the Company’s financial performance prepared in accordance with U.S. GAAP.

The Company’s non-GAAP financial measures exclude stock-based compensation, amortization of intangible assets resulting from business acquisitions, net results of impairment and provision on investments, gain/loss on sale of investments and fair value change of investments, non-GAAP to GAAP reconciling items on the share of equity method investments, non-GAAP to GAAP reconciling items for the income/loss attributable to non-controlling interests, income tax expense related to the amortization of intangible assets resulting from business acquisitions and fair value change of investments (other non-GAAP to GAAP reconciling items have no tax effect), and amortization of issuance cost of convertible senior notes, unsecured senior notes and long-term loans. Adjusted EBITDA represents non-GAAP net income attributable to Weibo’s shareholders before interest income/expense, net, income tax expenses/benefits, and depreciation expenses.

The Company’s management uses these non-GAAP financial measures in their financial and operating decision-making, because management believes these measures reflect the Company’s ongoing operating performance in a manner that allows more meaningful period-to-period comparisons. The Company believes that these non-GAAP financial measures provide useful information to investors and others in the following ways: (i) in comparing the Company’s current financial results with the Company’s past financial results in a consistent manner, and (ii) in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does. The Company also believes that the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gains/losses and other items (i) that are not expected to result in future cash payments or (ii) that are non-recurring in nature or may not be indicative of the Company’s core operating results and business outlook.

Use of non-GAAP financial measures has limitations. The Company’s non-GAAP financial measures do not include all income and expense items that affect the Company’s operations. They may not be comparable to non-GAAP financial measures used by other companies. Accordingly, care should be exercised in understanding how the Company defines its non-GAAP financial measures. Reconciliations of the Company’s non-GAAP financial measures to the nearest comparable GAAP measures are set forth in the section below titled “Unaudited Reconciliation of Non-GAAP to GAAP Results.”

About Weibo

Weibo is a leading social media for people to create, share and discover content online. Weibo combines the means of public self-expression in real time with a powerful platform for social interaction, content aggregation and content distribution. Any user can create and post a feed and attach multi-media and long-form content. User relationships on Weibo may be asymmetric; any user can follow any other user and add comments to a feed while reposting. This simple, asymmetric and distributed nature of Weibo allows an original feed to become a live viral conversation stream.

Weibo enables its advertising and marketing customers to promote their brands, products and services to users. Weibo offers a wide range of advertising and marketing solutions to companies of all sizes. Weibo generates a substantial majority of its revenues from the sale of advertising and marketing services, including the sale of social display advertisement and promoted marketing offerings. Weibo displays content in a simple information feed format and offers native advertisement that conform to the information feed on our platform. We are continuously refining our social interest graph recommendation engine, which enables our customers to perform people marketing and target audiences based on user demographics, social relationships, interests and behaviors, to achieve greater relevance, engagement and marketing effectiveness.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology, such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “confidence,” “estimates” and similar statements. Among other things, Weibo’s expected financial performance and strategic and operational plans, as described, without limitation, in quotations from management in this press release, contain forward-looking statements. Weibo may also make written or oral forward-looking statements in the Company’s periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in announcements, circulars or other publications made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, Weibo’s limited operating history in certain new businesses; failure to sustain or grow active user base and the level of user engagement; the uncertain regulatory landscape in China; fluctuations in the Company’s quarterly operating results; the Company’s reliance on advertising and marketing sales for a majority of its revenues; failure to successfully develop, introduce, drive adoption of or monetize new features and products; failure to compete effectively for advertising and marketing spending; failure to successfully integrate acquired businesses; risks associated with the Company’s investments, including equity pick-up and impairment; failure to compete successfully against new entrants and established industry competitors; changes in the macro-economic environment, including the depreciation of the Renminbi; and adverse changes in economic and political policies of the PRC government and its impact on the Chinese economy. Further information regarding these and other risks is included in Weibo’s annual reports on Form 20-F and other filings with the SEC and the Hong Kong Stock Exchange. All information provided in this press release is current as of the date hereof, and Weibo assumes no obligation to update such information, except as required under applicable law.

Contact:

Investor Relations

Weibo Corporation

Phone: +86 10 5898-3336

Email: ir@staff.weibo.com

WEIBO CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except per share data)

	Three months ended			Six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2023	2024	2024	2023	2024
Net revenues:
Advertising and marketing	$385,674	$338,951	$375,277	$740,974	$714,228
Value-added services	54,566	56,546	62,596	113,044	119,142
Net revenues	440,240	395,497	437,873	854,018	833,370

Costs and expenses:
Cost of revenues (1)	94,272	86,821	89,790	180,125	176,611
Sales and marketing (1)	105,425	103,627	114,232	211,919	217,859
Product development (1)	92,945	80,726	71,689	183,621	152,415
General and administrative (1)	24,145	24,586	26,777	58,410	51,363
Total costs and expenses	316,787	295,760	302,488	634,075	598,248
Income from operations	123,453	99,737	135,385	219,943	235,122

Non-operating income (loss):
Investment related income (loss), net	(25,190)	(4,970)	245	1,965	(4,725)
Interest and other income (loss), net	11,357	(18,611)	11,182	14,039	(7,429)
	(13,833)	(23,581)	11,427	16,004	(12,154)

Income before income tax expenses	109,620	76,156	146,812	235,947	222,968
Less: Income tax expenses	25,450	25,044	33,275	47,302	58,319

Net income	84,170	51,112	113,537	188,645	164,649
Less: Net income attributable to non-controlling interests	257	548	471	813	1,019
Accretion to redeemable non-controlling interests	2,526	1,126	1,135	5,953	2,261
Net income attributable to Weibo’s shareholders	$81,387	$49,438	$111,931	$181,879	$161,369

Basic net income per share attributable to Weibo’s shareholders	$0.35	$0.21	$0.47	$0.77	$0.68
Diluted net income per share attributable to Weibo’s shareholders	$0.34	$0.19	$0.43	$0.77	$0.63

Shares used in computing basic net income per share attributable to Weibo’s shareholders	235,361	236,694	237,124	235,035	236,909
Shares used in computing diluted net income per share attributable to Weibo’s shareholders	237,886	263,644	265,086	237,393	264,365

(1) Stock-based compensation in each category:
Cost of revenues	$2,238	$1,773	$1,527	$4,774	$3,300
Sales and marketing	4,113	3,823	3,211	8,726	7,034
Product development	13,256	10,438	8,293	27,056	18,731
General and administrative	6,460	4,978	4,176	13,136	9,154

WEIBO CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars)

	As of
	December 31,	June 30,
	2023	2024
Assets
Current assets:
Cash and cash equivalents	$2,584,635	$1,922,371
Short-term investments	641,035	915,637
Accounts receivable, net	440,768	371,291
Prepaid expenses and other current assets	359,881	348,135
Amount due from SINA(1)	486,397	466,915
Current assets subtotal	4,512,716	4,024,349

Property and equipment, net	220,663	212,451
Goodwill and intangible assets, net	300,565	283,646
Long-term investments	1,320,386	1,281,402
Other non-current assets	926,028	1,300,437
Total assets	$7,280,358	$7,102,285

Liabilities, Redeemable Non-controlling Interests and Shareholders’ Equity
Liabilities:
Current liabilities:
Accounts payable	$161,493	$150,456
Accrued expenses and other current liabilities	666,833	625,542
Income tax payable	94,507	54,688
Deferred revenues	75,187	88,596
Unsecured senior notes	799,325	799,993
Current liabilities subtotal	1,797,345	1,719,275

Long-term liabilities:
Convertible senior notes	317,625	319,232
Unsecured senior notes	743,695	744,179
Long-term loans	791,647	793,479
Other long-term liabilities	112,430	112,553
Total liabilities	3,762,742	3,688,718

Redeemable non-controlling interests	68,728	38,217

Shareholders’ equity :
Weibo shareholders’ equity	3,398,735	3,325,636
Non-controlling interests	50,153	49,714
Total shareholders’ equity	3,448,888	3,375,350
Total liabilities, redeemable non-controlling interests and shareholders’ equity	$7,280,358	$7,102,285

(1) Included short-term loans to and interest receivable from SINA of US$445.2 million as of December 31, 2023 and US$430.1 million as of June 30, 2024.

WEIBO CORPORATION

UNAUDITED RECONCILIATION OF NON-GAAP TO GAAP RESULTS

(In thousands of U.S. dollars, except per share data)

	Three months ended			Six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2023	2024	2024	2023	2024
Income from operations	$123,453	$99,737	$135,385	$219,943	$235,122
Add: Stock-based compensation	26,067	21,012	17,207	53,692	38,219
Amortization of intangible assets resulting from business acquisitions	4,271	5,059	5,011	8,710	10,070
Non-GAAP income from operations	$153,791	$125,808	$157,603	$282,345	$283,411

Net income attributable to Weibo’s shareholders	$81,387	$49,438	$111,931	$181,879	$161,369
Add: Stock-based compensation	26,067	21,012	17,207	53,692	38,219
Amortization of intangible assets resulting from business acquisitions	4,271	5,059	5,011	8,710	10,070
Investment related gain/loss, net (1)	25,190	4,970	(245)	(1,965)	4,725
Non-GAAP to GAAP reconciling items on the share of equity method investments	(11,262)	25,358	(8,412)	(7,079)	16,946
Non-GAAP to GAAP reconciling items for the income/loss attributable to non-controlling interests	(156)	(436)	(435)	(313)	(871)
Tax effects on non-GAAP adjustments (2)	(727)	(1,103)	(1,082)	(531)	(2,185)
Amortization of issuance cost of convertible senior notes, unsecured senior notes and long-term loans	1,606	2,314	2,277	3,212	4,591
Non-GAAP net income attributable to Weibo’s shareholders	$126,376	$106,612	$126,252	$237,605	$232,864

Non-GAAP diluted net income per share attributable to Weibo’s shareholders	$0.53	$0.41 *	$0.48 *	$1.00	$0.89 *

Shares used in computing GAAP diluted net income per share attributable to Weibo’s shareholders	237,886	263,644	265,086	237,393	264,365
Shares used in computing non-GAAP diluted net income per share attributable to Weibo’s shareholders	237,886	263,644	265,086	237,393	264,365

Adjusted EBITDA:
Net income attributable to Weibo’s shareholders	$81,387	$49,438	$111,931	$181,879	$161,369
Non-GAAP adjustments	44,989	57,174	14,321	55,726	71,495
Non-GAAP net income attributable to Weibo’s shareholders	126,376	106,612	126,252	237,605	232,864
Interest (income) expense, net	1,366	(9,151)	(9,410)	(8,377)	(18,561)
Income tax expenses	26,177	26,147	34,357	47,834	60,504
Depreciation expenses	9,962	9,417	9,169	20,563	18,586
Adjusted EBITDA	$163,881	$133,025	$160,368	$297,625	$293,393

Net revenues	$440,240	$395,497	$437,873	$854,018	$833,370

Non-GAAP operating margin	35%	32%	36%	33%	34%

(1)	To adjust impairment and provision on investments, gain/loss on sale of investments and fair value change of investments.

(2)	To adjust the income tax effects of non-GAAP adjustments, which primarily related to amortization of intangible assets resulting from business acquisitions and fair value change of investments. Other non-GAAP adjustment items have no tax effect, because (i) they were recorded in entities established in tax free jurisdictions, or (ii) full valuation allowances were provided for related deferred tax assets as it is more-likely-than-not they will not be realized.

*	Net income attributable to Weibo’s shareholders is adjusted for interest expense of convertible senior notes for calculating diluted EPS.

WEIBO CORPORATION

UNAUDITED ADDITIONAL INFORMATION

(In thousands of U.S. dollars)

	Three months ended			Six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2023	2024	2024	2023	2024
Net revenues
Advertising and marketing
Non-Ali advertisers	$358,894	$316,400	$342,868	$695,925	$659,268
Alibaba - as an advertiser	26,780	22,551	32,409	45,049	54,960
Subtotal	385,674	338,951	375,277	740,974	714,228

Value-added services	54,566	56,546	62,596	113,044	119,142
	$440,240	$395,497	$437,873	$854,018	$833,370